Exhibit 4.11

DESCRIPTION OF SECURITIES

The following description of certain terms of OncoCyte Corporation (“Oncocyte”) common stock is a summary and is qualified in its entirety by reference to (i) Oncocyte’s Articles of Incorporation, as amended, (ii) Oncocyte’s Amended and Restated Bylaw, and (iii) the California General Corporation Law.

Common Stock

The Oncocyte Articles of Incorporation currently authorize the issuance of up to 150,000,000 shares of common stock, no par value. Each holder of record of common stock is entitled to one vote for each outstanding share owned, on every matter properly submitted to the shareholders for their vote; provided, that if any shareholder entitled to vote at a meeting at which directors are to be elected gives timely notice of their intention to cumulate votes in the election of directors, shareholders may cumulate votes for the election of directors.

Subject to the dividend rights of holders of any preferred stock that may be issued from time to time, holders of common stock are entitled to any dividend declared by the Oncocyte Board of Directors out of funds legally available for that purpose.

Subject to the prior payment of the applicable liquidation preference to holders of any preferred stock that may be issued from time to time, holders of common stock are entitled to receive on a pro rata basis all remaining assets available for distribution to the holders of common stock in the event of the liquidation, dissolution, or winding up of Oncocyte’s operations.

Holders of common stock do not have any preemptive, subscription, redemption, or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of Oncocyte common stock will be subject to those of the holders of any shares of Oncocyte preferred stock that may be issued in the future.